Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

AS OF SEPTEMBER 30, 2020 AND MARCH 31, 2020

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Consolidated Balance Sheets as of September 30, 2020 and March 31, 2020	1

Consolidated Statements of Operations and Comprehensive Income for the six months ended September 30, 2020 and 2019	2

Consolidated Statements of Changes in Shareholders’ Equity for the six months ended September 30, 2020 and 2019	3

Consolidated Statements of Cash Flows for the six months ended September 30, 2020 and 2019	4

Notes to the Consolidated Financial Statements	5-30

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2020	March 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$17,450,639	$11,931,714
Accounts receivable, net	103,069	78,785
Prepayments and other current assets	1,119,333	1,963,102
Other investments	8,000,000	-
Total current assets	26,673,041	13,973,601
Non-current assets
Property and equipment, net	15,212,700	12,324,125
Intangible assets, net	19,146,875	19,294,740
Long-term prepayments and other non-current assets	68,526	97,035
Total non-current assets	34,428,101	31,715,900
TOTAL ASSETS	$61,101,142	$45,689,501

Current liabilities
Accounts payable	$99,264	$249,086
Taxes payable	330,189	543,600
Amounts due to a related party	509,012	-
Other payables	996,436	227,525
Deferred revenue-current	12,250,372	16,736,365
Total current liabilities	14,185,273	17,756,576
Non-current liabilities
Deferred revenue-non-current	1,597,510	50,877
Total non-current liabilities	1,597,510	50,877
TOTAL LIABILITIES	$15,782,783	$17,807,453
COMMITMENTS AND CONTIGENCIES		-
SHAREHOLDERS’ EQUITY:
Ordinary shares, 500,000,000 shares authorized; par value $0.0002 per share; 12,000,000 and 9,000,000 shares issued and outstanding as of 30 September, 2020 and 31 March, 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Retained earnings	31,313,865	26,921,172
Accumulated other component of equity:
Foreign currency translation reserve	(159,483)	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	45,318,359	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,101,142	$45,689,501

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the six months ended September,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$15,313,780	$13,420,883
Cost of revenue	(6,826,879)	(5,350,363)
Gross profit	8,486,901	8,070,520

Operating expenses:
Selling and marketing expenses	(879,812)	(776,903)
General and administrative expenses	(1,499,774)	(473,802)
Total operating expenses	(2,379,586)	(1,250,705)
Income from operations	6,107,315	6,819,815
Interest income	30,292	41,692
Others, net	(909)	(3,345)
Income before income taxes	6,136,698	6,858,162
Income tax expense	(1,744,005)	(1,724,099)
Net income	$4,392,693	$5,134,063

Other comprehensive income/(loss):
Foreign currency translation adjustment	1,246,805	(1,020,318)
Total comprehensive income	5,639,498	4,113,745
Net earnings per ordinary share, basic and diluted	0.44	0.57
Weighted average number of ordinary shares, basic and diluted	10,000,000	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

	Number of Shares	Common stock	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other component of equity-Foreign currency translation reserve	Total
Balance as of March 31, 2019	9,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032
Net income for the period	-	-	-		5,134,063	-	5,134,063
Appropriation to statutory reserve	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,020,318)	(1,020,318)
Balance as of September, 2019	9,000,000	$1,800	$1,619,774	$745,590	$22,080,010	$(1,314,397)	$23,132,777
Balance as of March 31, 2020	9,000,000	$1,800	$1,619,774	$745,590	$26,921,172	$(1,406,288)	$27,882,048
Net income for the period	-	-	-	-	4,392,693	-	4,392,693
Proceeds from IPO net off IPO expense	3,000,000	600	11,796,213	-	-	-	11,796,813
Foreign currency translation adjustment	-	-	-	-	-	1,246,805	1,246,805
Balance as of September 30, 2020	12,000,000	$2,400	$13,415,987	$745,590	$31,313,865	$(159,483)	$45,318,359

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended September 30,
	2020	2019
Cash flows from operating activities
Net income	$4,392,693	$5,134,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,657,961	1,069,520
Amortization of intangible assets	3,157,605	3,104,576
Loss on disposals of property and equipment	-	7,002
Changes in operating assets and liabilities:
Accounts receivables	(24,284)	365,396
Prepayments and other current assets	(602,972)	(388,049)
Long-term prepayments and other non-current assets	28,509	(291,606)
Accounts payable	(149,822)	18,224
Amounts due to a related party	509,012	-
Deferred revenue	(2,939,360)	(1,732,645)
Other payables	768,911	187,950
Taxes payable	(213,411)	(692,252)
Net cash generated from operating activities	6,584,842	6,782,179

Cash flows from investing activities
Purchases of property and equipment	(3,988,249)	(1,682,416)
Purchases of intangible assets	(2,254,100)	(4,043,574)
Purchases of other investments	(8,000,000)	-
Net cash used in investing activities	$(14,242,349)	$(5,725,990)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	13,243,554	-
Net cash flows generated from financing activities	13,243,554	-

Effects of foreign currency translation	(67,122)	539,066

Net increase in cash and cash equivalents	5,518,925	1,595,255
Cash and cash equivalents at beginning of period	11,931,714	10,362,283
Cash and cash equivalents at end of period	$17,450,639	$11,957,538

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$1,974,038	2,327,558

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People's Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”).

As the Company, its subsidiaries and VIE are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Company's subsidiaries and the VIE were as follows:

Name of Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd.( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license, which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under the PRC laws, thus not being qualified to hold ICP license.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Accordingly, the Group's offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreements

Under the Exclusive Business Cooperation Agreements between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations, WOFE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company's PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group's right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Group's business has been directly operated by the VIE. For the six months ended September 30, 2020 and 2019, the VIE contributed 100% and 100% of the Group's consolidated revenues, respectively. As of September 30, 2020 and March 31, 2020, the VIE accounted for an aggregate of 81% and 100%, respectively, of the consolidated total assets, and 95% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company's VIE were included in the accompanying consolidated financial statements:

	As of,
	September 30, 2020	March 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$13,299,033	$11,931,714
Accounts receivable, net	103,069	78,785
Prepayments and other current assets	1,586,991	1,963,102
Total current assets	14,989,093	13,973,601
Non-current assets:
Property and equipment, net	15,212,700	12,324,125
Intangible assets, net	19,146,875	19,294,740
Long-term prepayments and other non-current assets	68,526	97,035
Total non-current assets	34,428,101	31,715,900
TOTAL ASSETS	$49,417,194	$45,689,501
Current liabilities:
Accounts payable	$99,264	$249,086
Taxes payable	330,189	543,600
Amounts due to a related party	256,971	-
Other payables	324,617	227,525
Deferred revenue-current	12,250,372	16,736,365
Total current liabilities:	13,261,413	17,756,576
Non-current liabilities:
Deferred revenue-noncurrent	1,597,510	50,877
Total non-current liabilities	1,597,510	50,877
TOTAL LIABILITIES	14,858,923	17,807,453

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the six months ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$15,313,780	$13,420,883
Net income	$5,403,520	$5,141,265

	For the six months ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Net cash generated from operating activities	$8,823,006	$6,789,381
Net cash used in investing activities	(6,242,349)	(5,725,990)
Net cash generated from financing activities	-	-
Net increase in cash and cash equivalents	1,367,444	1,595,058

There are no consolidated VIE's assets that are pledged or collateralized for the VIE' obligations and which can only be used to settle the VIE's obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE's assets.

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

e)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

f)	Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

Equity investments with and without readily determinable fair value

As per ASC Topic 321, the Company has elected to measure other investments that is without a readily determinable fair value and that does not qualify for the practical expedient to estimate fair value at its cost minus impairment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date for which the assessment is made. The fair value would then become the new cost basis of investment.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

g)	Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements and stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

h)	Intangible assets

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

Courseware development in progress referred to the assets that the Company engaged another third party to develop but has not been available to use. It will be transferred to intangible assets once the development is finished.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

i)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets  and liabilities, such as cash and cash equivalents, deposits , accounts receivable, financial instruments available for sale, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

As of September 30, 2020 and March 31, 2020, other investments   amounted to $ 8,000,000 and Nil respectively. The Company invested $8,000,000 in Oakwise Value Fund SPC(“Oakwise Fund”) on August 5, 2020.   If this investment is redeemed in less than one year, the Company may be subject to a fee of up to 3% of the fair value of the investment. The fee up to 3% may be waived at the discretion of Oakwise Fund. The  Company plans to liquidate this investment within such one-year period.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 - Quoted prices in active markets for identical assets and liabilities.

•	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, deposits, accounts receivable, other investments,  accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest. As of September 30, 2020 and March 31, 2020 owing to their short-term nature or present value of the assets and liabilities.

j)	Prepayments and other current assets

Prepayments and other current assets included prepaid insurance fee, prepaid resource usage fee, prepaid virtual simulation software fee, guarantee deposit, and short-term deferred expense.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

k)    Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

In response to the outbreak of the COVID-19, Wuxi Wangdao launched the activity of “One Month For Free”, which represented the courseware of Wuxi Wangdao was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month.

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

l)	Cost of revenue

Cost of revenue is mainly composed of copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

m)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for the six months ended September 30, 2020 and 2019.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

n)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees' salaries. The Group recorded employee benefit expenses $8,778 and $23,553 of for six months ended September 30, 2020 and 2019, respectively.

o)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $478,881 and $500,139 for the six months ended September 30, 2020 and 2019, respectively.

p)	Research and development costs

Research and development expenses consist of compensations and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development costs were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

q)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

r)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

s)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

t)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax income (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax income calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company.

Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax income (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax income calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

u)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

v)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as presentational currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2020	March 31, 2020	September 30, 2019
Six months-end spot rate	US$1= 6.8101 RMB	US$1= 7.0851 RMB	US$1= 7.0729 RMB
Average rate	US$1= 6.9873 RMB	US$1= 6.9655 RMB	US$1= 6.9246 RMB

w)	Comprehensive income / (loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

x)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

y)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of September 30, 2020 and March 31, 2020, the RMB denominated cash and cash equivalents amounted to $13,299,177 and $11,931,714 respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

z)	Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

aa)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years beginning after December 15, 2019.  Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2018, the FASB issued 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40), which reduces complexity for the accounting for the accounting for costs of implementing a cloud computing service arrangement. The amendment is effective for public companies with fiscal years beginning after December 15, 2019.  Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for any removed or modified disclosures. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through Net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Group does not believe other recently issued but not yet effective accounting standards would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

bb)	Recently adopted accounting standards

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220). The new guidance permits, but does not require, companies to reclassify the stranded tax effects of the Tax Cuts and Jobs Act (the “Act”) on items within accumulated other comprehensive income to retained earnings. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group adopted this standard in the first quarter of 2019 and did not elect to reclassify the stranded tax effects of the Act on items within accumulated other comprehensive income to retained earnings. The Group uses the portfolio method for releasing the stranded tax effects from accumulated other comprehensive income.

In February 2016, FASB issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. On adoption and as of September 30, 2020, we did not recognize ROU assets or lease liabilities as we did not enter into any lease agreements having lease terms greater than 12 months.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Cash on hand	$19	$187
Bank balances	17,450,620	11,931,527
Total	$17,450,639	$11,931,714

4.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Accounts receivable, gross	$103,069	$78,785
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$103,069	$78,785

5.	Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Prepaid issuance fee	$177,808	$575,594.
Prepaid service fees	640,137	1,385,756
Deposit	150,000	-
Prepaid website maintenance fee	127,262	-
Other current assets	24,126	1,752
Total	$1,119,333	$1,963,102

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.	Other investments

Other investments  were all classified in Level 3 of inputs and  consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Oakwise Fund	$8,000,000	$-
Total	$8,000,000	$-

As of September 30, 2020 and March 31, 2020, other investments  amounted to $8,000,000 and Nil respectively. The Company invested $8,000,000 in Oakwise Value Fund SPC(“Oakwise Fund”) on August 5, 2020. As the investment had only unobservable inputs with little or no market activity with no readily determinable market value, Level 3 of inputs was used to classify other investments, which were recorded at cost as discussed in Note 2f. If this investment is redeemed in less than one year, the Company may be subject to a fee of up to 3% of the fair value of the investment. The fee up to 3% may be waived at the discretion of Oakwise Fund.  The Company plans to liquidate this investment within such one-year period.

Oakwise Value Fund SPC is a company located in Cayman Islands, KY1-1002 Grand Cayman at c/o Harneys Fiduciary (Cayman) Limited. Oakwise Value Fund SPC has an ACTIVE entity status and an ISSUED LEI code. The Legal Entity Identifier code of Oakwise Value Fund SPC is 254900TZB3JF7KJ4QB39.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.	Property and equipment, net

Property and equipment consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Server hardware	$21,462,292	$16,696,081
Vehicles	112,920	108,536
	21,575,212	16,804,617
Less: accumulated depreciation	(6,362,512)	(4,480,492)
Property and equipment, net	$15,212,700	$12,324,125

As of September 30, 2020 and March 31, 2020, the Group had no impaired or pledged property and equipment.

Depreciation expenses were $1,657,961 and $1,069,520 for the six months ended September 30, 2020 and 2019, respectively.

8.	Intangible assets, net

Intangible assets consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Software	$5,661,297	$5,441,560
Courseware	27,047,966	25,998,130
Copyrights	6,541,754	4,064,869
	39,251,017	35,504,559
Less: accumulated amortization	(23,775,160)	(19,738,351)
Courseware development in progress	3,671,018	3,528,532
Intangible assets, net	$19,146,875	$19,294,740

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Courseware development in progress represented the advance payment made to a third party as of September 30, 2020 and March 31, 2020.

As of September 30, 2020 and March 31, 2020, the Group had no impaired or pledged intangible assets.

Amortization expenses were $3,157,605 and $3,104,576 for the six months ended September 30, 2020 and 2019, respectively.

9.	Accounts payable

Accounts payable consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Payable to a supplier of virtual simulation software	$-	$115,425
Payable to a copyright supplier	88,104	110,090
Payable to accessories suppliers	11,160	23,571
Total	$99,264	$249,086

10.	Other payables

Other payables consisted of the following:

	As of
	September 30, 2020	March 31, 2020
Rental fees payable	$180,446	$136,278
Promotion fees payable	73,778	80,720
Welfare payable	438,142	3,095
IPO expenses payable	300,000	-
Other expenses payable	4,070	7,432
Total	$996,436	$227,525

11.	Revenue

Disaggregation of revenue

For the six months ended September 30, 2020 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the six months ended September 30,
	2020	2019
Online VIP membership revenue	$13,026,851	$9,670,587
Online SVIP membership revenue	2,147,052	3,676,795
Technical service revenue	139,877	73,501
Total	$15,313,780	$13,420,883

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Group’s revenue is principally derived from the rendering of vocational education services to the members through online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB 100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB 300 per member per quarter.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of
	September 30, 2020	March 31, 2020
Deferred revenue-current	$12,250,372	$16,736,365
Deferred revenue-non-current	1,597,510	50,877
Total	$13,847,882	$16,787,242

	For the six months ended September 30,
	2020	2019
Revenue recognized from deferred revenue balance	$11,941,674	$7,566,381

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of September 30, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $13,847,882. The Group expects to recognize revenue of $12,250,372 and $1,597,510 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.	Cost of revenue

Cost of revenue consisted of the following:

	For the six months ended September 30,
	2020	2019
Amortization expenses	$3,157,605	$3,104,576
Depreciation expenses of server hardware	1,657,961	1,058,748
Resource usage fees	1,297,077	944,984
Website maintenance fees	648,799	173,296
Raw material consumption fees	23,358	22,594
Other expenses	42,079	46,165
Total	$6,826,879	$5,350,363

13.	Operating expenses

Operating expenses consisted of the followings:

	For the six months ended September 30,
	2020	2019
Selling and marketing expenses:
Promotion expenses	$478,881	$500,139
Telecommunications service fees	210,144	99,283
Union pay service charges	119,921	134,936
Employee compensation	67,151	33,858
Employee benefit expenses	3,715	8,687
	879,812	776,903

General and administrative expenses:
Employee compensation	$1,113,316	$420,312
Rental fee	37,684	-
Employee benefit expenses	5,062	14,866
Depreciation expenses of vehicles	-	10,772
Service fee	272,905	-
Entertainment	4,553	-
Other expenses	66,254	27,852
	1,499,774	473,802

Operating expenses	$2,379,586	$1,250,705

14.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the six months ended September 30, 2020 and 2019.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable income earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable income up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable income subject to Hong Kong income tax for the six months ended September 30, 2020 and 2019.

PRC

Income Tax

The Company's subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interest, rent or royalties payable by the Group's PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the six months ended September 30,
	2020	2019
Current	$1,744,005	$1,724,099
Deferred	-	-
Income tax expense	$1,744,005	$1,724,099

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the six months ended September 30, 2020 and 2019, respectively:

	For the six months ended September 30,
	2020	2019
Income before income taxes	6,136,698	6,858,162
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$1,534,174	$1,714,541
Additional deductible of R&D expense	(44,936)	-
Effect of exemption from income tax of Cayman	252,066	-
Effect of non-tax deductible expenses	2,701	9,558
Income tax expense	$1,744,005	$1,724,099

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of September 30, 2020 and March 31, 2020, thus no deferred income tax is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

	As of
	September 30, 2020	March 31, 2020
Income tax payable	$259,084	$477,466
VAT payable	52,034	58,897
Other tax payables	19,071	7,237
Total	$330,189	$543,600

15.	Related parties

1)	Nature of relationships with related parties

Name of related parties	Relationship with the Company

Gao Xiaofeng	Shareholder

2) Transactions and balances with related parties

Amounts due to a related party:

	As of
	September 30, 2020	March 31, 2020
Gao Xiaofeng	509,012	-
Total	509,012	-

16.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC . As of September 30, 2020, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals . As of September 30, 2020, the Group did not have additional operating leases that have not yet commenced.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Total operating lease expenses for the six months ended September 30, 2020 were $37,684, and were recorded in general and administrative expense on the consolidated statements of operations. On September 30, 2020, the Group had no future minimum payments under non-cancelable operating leases for a period greater than one year.

As of September 30, 2020, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

Within one year	$19,334
Total	$19,334

17.	Subsequent events

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.

18.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of
	September 30, 2020	March 31, 2020
Assets/(liability)
Cash and cash equivalents	$4,151,462	$-
Other investments	8,000,000	-
Prepayment and other assets	348,996	1,752
Investment in subsidiaries and VIE	32,817,901	27,880,296
Total assets/(liability)	$45,318,359	$27,882,048

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; par value $0.0002 per share; 12,000,000 and 9,000,000 shares issued and outstanding as of 30 September, 2020 and 31 March, 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Retained earnings	31,313,865	26,921,172
Accumulated other component of equity:
Foreign currency translation reserve	(159,483)	(1,406,288)
Total shareholders’ equity	$45,318,359	$27,882,048

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed statements of income

	For the six months ended September,
	2020	2019
Share of income in subsidiaries and VIE	5,400,957	5,134,063
Income before income tax provision	(1,008,264)	-
Provision for income tax	-	-
Net income	$4,392,693	$5,134,063

Condensed statements of comprehensive income

	For the six months ended September 30,
	2020	2019
Net income	$4,392,693	$5,134,063
Other comprehensive income/(loss):
Foreign currency translation adjustment	1,246,805	(1,020,318)
Comprehensive income	$5,639,498	$4,113,745

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective income or loss as “Share of income in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company's condensed financial statements should be read in conjunction with the Company's consolidated financial statements.